Exhibit 99.1

Regulated Information
Inside Information

Celyad Oncology Announces Clinical Trial Collaboration to Evaluate CYAD-101 with KEYTRUDA® (pembrolizumab) in Patients with Microsatellite Stable mCRC

September 29, 2020 7:00 a.m. CEST

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, announced today that the Company has entered into a clinical trial collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ., USA, through a subsidiary.

Celyad Oncology will conduct the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate Celyad Oncology’s investigational non-gene edited allogeneic CAR T candidate, CYAD-101, following FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy, with MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in refractory metastatic colorectal cancer (mCRC) patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease.

“We are extremely pleased to enter into this clinical collaboration with MSD, as we believe the mechanism of actions of CYAD-101 and KEYTRUDA are highly complementary and could help to drive meaningful clinical benefit in patients with advanced metastatic colorectal cancer, in particular with microsatellite stable disease where a high unmet medical need exists” said Filippo Petti, Chief Executive Officer of Celyad Oncology. “In addition, the collaboration with MSD adds an important dimension to our clinical program for CYAD-101 for the treatment of mCRC and provides us with the opportunity to build upon the encouraging clinical activity we’ve reported to date from the ongoing alloSHRINK trial.”

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp, a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

About CYAD-101

CYAD-101 is an investigational, non-gene edited, allogeneic (healthy donor derived) CAR T candidate engineered to co-express a chimeric antigen receptor based on NKG2D, a receptor expressed on natural killer (NK) cells that binds to eight stress-induced ligands and the novel inhibitory peptide TIM (TCR Inhibitory Molecule). The expression of TIM reduces signaling of the TCR complex, which is responsible for graft-versus host disease.

About Celyad Oncology

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may statements regarding: the timing and commencement of the Phase 1b KEYNOTE-B79 clinical trial and the benefits of the collaboration agreement with MSD. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes the expected date of the Phase 1 trials initiations by year-end 2020, our development of additional shRNA-based allogenic candidates from our CYAD-200 series towards clinical trial, and the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 25, 2020 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Alexandrine Hazard

Communications & Investor Relations Associate

Celyad Oncology

investors@celyad.com

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA